Exhibit 12.1
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year Ended December 31,

	2006	2007	2008	2009	2010

Income (Loss) from Continuing Operations	$89,729	$98,975	$183,784	$50,583	$(34,745)

Plus: Income Taxes	3,052	30,220	11,743	(2,087)	(12,701)

Fixed Charges	18,272	14,424	23,412	24,560	23,833

Less: Capitalized Interest	(2,400)	(6,200)	(8,516)	(3,612)	(1,421)

Earnings Before Fixed Charges	108,653	137,419	210,423	69,444	(25,034)

Fixed Charges:

Interest Expense	$15,648	$7,923	$14,291	$20,281	$21,693

Capitalized Interest	2,400	6,200	8,516	3,612	1,421

Estimated Portion of Rental Expense Equivalent to Interest	224	301	605	667	719

Total Fixed Charges	18,272	14,424	23,412	24,560	23,833

Ratio of Earnings to Fixed Charges	5.95	9.53	8.99	2.83	NA
NA – The ratio is less than 1.0. A deficiency of $48.9 million exists for the year ended December 31, 2010. The calculation of earnings includes $60.0 million of non-cash depreciation and amortization expense and $97.7 million of impairment.